08027756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Centre 200 Liberty Street, 3rd Floor
(No. and Street)

New York (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Tompson, President Willis Securities (212) 915-8264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street (Address) Nashville (City) TN (State) 37219 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Willis Securities, Inc.

Table of Contents

This report contains (check all applicable boxes):

( ) (q) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission. (34) (Not applicable.)

OATH OR AFFIRMATION

I, Steven Tompson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Willis Securities, Inc., for the year ended December 31, 2007, are true and correct and such financial statements and supplemental schedule will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Tompson, President

2/25/08

Date

Notary Public

ROSALIE A. MORESCO
Notary Public, State of New York
No. 01MO4738836
Qualified in New York County
Commission Expires April 30, 2009

Willis Securities, Inc.
(A Wholly Owned Subsidiary of Willis North America Inc.)

Financial Statements as of and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, Independent Auditors' Report, and Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Willis Securities, Inc.
New York, New York

We have audited the following financial statements of Willis Securities, Inc., (a wholly owned subsidiary of Willis North America Inc.) (the "Company") as of and for the year ended December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc., at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Willis Securities, Inc., as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

February 27, 2008

Willis Securities, Inc.
One World Financial Centre 3rd Floor
200 Liberty Street
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc., (a wholly owned subsidiary of Willis North America Inc.) (the "Company"), as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to

prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 709,686
Certificates of deposit	2,009,156
Interest receivable	6,055
Non-trade intercompany receivable	1,505
Prepaid expenses and other assets	10,999
TOTAL ASSETS	$ 2,737,401

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to the Parent	$ 307,314
Accounts payable, accrued expenses, and other liabilities	47,262
Total liabilities	354,576
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	219,000
Retained earnings	2,162,825
Total stockholder's equity	2,382,825
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,737,401

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 1,513,678
Interest income	42,224
Total revenues	1,555,902
EXPENSES:	
Employee compensation and benefits	379,087
Regulatory and professional fees	207,119
Other operating expenses	346,102
Total expenses	932,308
INCOME BEFORE TAXES	623,594
PROVISION FOR INCOME TAXES	243,358
NET INCOME	$ 380,236

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 380,236
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in interest receivable	(6,055)
Decrease in commission receivable	6,611
Decrease in prepaid expenses and other assets	904
Increase in payable to Parent	183,067
Decrease in accounts payable, accrued expenses, and other liabilities	(70,136)
Net cash provided by operating activities	494,627
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of Certificates of Deposit	(2,209,156)
Sales of Certificates of Deposit	900,000
Net cash used in investing activities	(1,309,156)
Net decrease in Cash	(814,529)
Cash at beginning of the year	$ 1,524,215
Cash at end of the year	$ 709,686
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—	
Cash paid during the year for income taxes	$ 115,758

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—December 31, 2006	$ 1,000	$ 219,000	$ 1,782,589	$ 2,002,589
Net income			380,236	380,236
BALANCE—December 31, 2007	$ 1,000	$ 219,000	$ 2,162,825	$ 2,382,825

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. The Company transacts with another broker-dealer who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The balance sheet represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and record keeping services and allocates a relevant portion of these costs to the Company. Therefore, the Company's results of operations may not be representative of those if it had been operated as a stand-alone entity.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition—Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares and are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealer. The Company does not handle or maintain customer funds as these funds are given directly to the insurance carriers or mutual fund vendors.

Income Taxes—The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes.

Comprehensive Income—The Company accounts for comprehensive income in accordance with Statement of Financial Accountings Standards ("SFAS") No. 130, *Reporting Comprehensive Income.* Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2007 is equal to net income as reported.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk and Concentration of Credit Risk—In the normal course of business, the Company's customer activities involve the execution of securities transactions through its clearing broker-dealer, who carries such accounts on a fully disclosed basis. As the agreement between the Company and the broker-dealer provides the Company as obligated to assume any exposure related to non-performance of its customers, these activities may expose the Company to off balance sheet credit risk, in the event the customer is unable to fulfill its contracted obligations.

Fair Value of Financial Instruments—At December 31, 2007, the Company had financial instruments including cash and cash equivalents, certificates of deposit, interest receivable and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity of these instruments.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires companies to recognize the impact of a tax position in the financial statements, if that position is more likely than not of being sustained on tax audit, based on technical merits of the position. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. This interpretation was effective for fiscal years beginning after December 15, 2006 and as such was adopted by the Parent effective January 1, 2007. There is no resulting impact from adoption of this interpretation on the Company's stand-alone financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement provides enhanced guidance for measuring fair value under the current accounting standards within generally accepted accounting principles that require or permit entities to measure asset and liabilities in this matter. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. SFAS No. 157 does not expand the use of fair value in any new circumstances. This statement is effective for fiscal years beginning after November 15, 2007. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 157 on January 1, 2008. The Company is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its financial position, results of operations, and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option For Financial Assets and Liabilities*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for fiscal years beginning after November 15, 2007. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 159 on January 1, 2008. The Company is therefore unable to disclose the impact that adopting SFAS No. 159 will have on its financial position, results of operations, and cash flows.

3. INCOME TAXES

At December 31, 2007, the provision for income taxes consists of the following:

Current:	
Federal	$ 204,896
State	38,462
Provision for Income Taxes	$ 243,358

The provision for income tax differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes.

4. DUE TO PARENT-RELATED PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and record keeping services and allocates these costs to the Company. The Company recorded $332,296 of allocated management and administration expense for the year ended December 31, 2007, and such amount is included in other operating expenses in the accompanying Statement of Income. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2007, the Company owes the Parent $237,297 for these costs.

The Company's employee participates in the Willis North America Inc. Pension Plan, (the "Plan") a defined benefit pension plan. Employees become eligible for the Plan upon completion of one-year service and upon reaching age 21. No accrual has been recorded relating to this benefit plan in the accompanying financial statements as it is anticipated that the projected benefit will be principally funded by the Parent. Contributions to the Plan for the year ended December 31, 2007 were $13,725.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencing business as a broker or dealer and 15 to 1 thereafter. The Company had $354,576 in aggregate indebtedness at December 31, 2007. At December 31, 2007, the Company had net capital of $2,355,639, which was $2,332,001 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.15 to 1.

* * * * * *

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

SCHEDULE I—COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

Net capital—	
Total stockholder's equity	$ 2,382,825
Deductions:	
Non-allowable assets from statement of financial condition—	
Other assets	(18,559)
Haircuts on securities	(8,627)
Net capital	$ 2,355,639
Aggregate indebtedness—	
Total liabilities	$ 354,576
Computation of basic net capital requirement:	
Minimum net capital required	$ 23,638
Excess net capital	$ 2,332,001
Ratio of aggregate indebtedness to net capital	0.15 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007):	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 2,283,774
Add:	
Adjustment to income taxes*	71,865
Net capital per above	$ 2,355,639

* Adjustment relates to the Company's incorrect recording of the tax provision at year-end, subsequently making the adjustment in the Company's stand-alone financial satements, however the correcting adjustment was not reflected in the December 31, 2007 Focus report. The Company plans to file an amended Focus report to appropriately reflect this adjustment.

END